

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2019

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway Chesapeake, Virginia	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On March 5, 2019, Dollar Tree, Inc. (the "Company") appointed Carrie A. Wheeler to the Company's Board of Directors, as previously reported in the Form 8-K filed by the Company with the Securities and Exchange Commission on March 6, 2019 (the "Original Form 8-K"). In the Original Form 8-K, the Company reported that the Board of Directors had not yet determined the committees of the Board to which Ms. Wheeler would be appointed and that the Company would file an amendment to the Original Form 8-K naming those committees once they were determined.

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Effective March 14, 2019, the Board of Directors of the Company appointed Ms. Wheeler as a member of the Audit Committee of the Board of Directors.

Important Information and Where to Find It.

The Company intends to file a proxy statement and associated white proxy card with the SEC in connection with the solicitation of proxies for the Company's 2019 Annual Meeting of Shareholders (the "2019 Annual Meeting"). Details concerning the nominees of the Company's Board of Directors for election at the 2019 Annual Meeting will be included in the proxy statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC's website, http://www.sec.gov. The Company's shareholders will also be able to obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents by directing a request by mail to Dollar Tree, Inc. at 500 Volvo Parkway, Chesapeake, Virginia 23320 or from the Company's website at http://www.dollartreeinfo.com/investors.

Participants in the Solicitation.

The Company, its directors and certain of its executive officers may be deemed participants in the solicitation of proxies from shareholders in respect of the 2019 Annual Meeting. Information regarding the names of the Company's directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended February 3, 2018, filed with the SEC on March 26, 2018, and the Company's definitive proxy statement for the 2018 Annual Meeting of Shareholders, filed with the SEC on May 3, 2018. To the extent holdings of such participants in the Company's securities have changed since the amounts described in the proxy statement for the 2018 Annual Meeting of Shareholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC, if and when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	DOLLAR TREE, INC.	
	(Registrant)	
Date: March 18, 2019	By:	/s/ William A. Old, Jr.
		William A. Old, Jr.
		Chief Legal Officer, General Counsel and Corporate Secretary